Exhibit 12.1

                          INTERNATIONAL PAPER COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in millions)
                                  (Unaudited)

                                                                                                     Six Months Ended
                                                        For the Years Ended December31,                   June 30,
                                             ----------------------------------------------------   -------------------
                                              1996       1997       1998       1999       2000        2000        2001
                                              ----       ----       ----       ----       ----        ----        ----
                   TITLE

A) Earnings (loss) before income taxes
   minority interest, extraordinary
   items and accounting change               $939.0     $143.0     $429.0     $448.0     $723.0     $915.0     $(345.0)
B) Minority interest expense, net of
   taxes                                     (180.0)    (140.0)     (87.0)    (163.0)    (238.0)    (123.0)      (79.0)
C) Fixed charges excluding capitalized
   interest                                   802.1      826.6      866.7      820.9    1,151.5      430.1       652.9
D) Amortization of previously
   capitalized interest                        34.2       37.0       38.8       17.0       23.5       10.1        14.4
E) Equity in undistributed earnings of
   affiliates                                   6.2      (40.4)      23.7      (41.6)       5.6       (5.1)        8.7
                                                ---      -----       ----      -----        ---       ----         ---
F) Earnings before income taxes,
   extraordinary items, accounting
   change and fixed charges                $1,601.5     $826.2   $1,271.1   $1,081.3   $1,665.6   $1,227.1      $252.0
                                           ========     ======   ========   ========   ========   ========      ======

   Fixed Charges

G) Interest and amortization of debt
   expense                                   $699.5     $720.0     $716.9     $611.5     $938.1    $326.4       $546.6
H) Interest factor attributable to rentals     79.0       83.0       80.7       76.3       72.8      34.0         38.5
I) Preferred dividends of subsidiaries         23.6       23.6       69.1      133.1      140.6      69.7         67.8
J) Capitalized interest                        71.2       71.6       53.4       29.3       25.2      12.6          6.6
                                               ----       ----       ----       ----       ----      ----          ---
K) Total fixed charges                       $873.3     $898.2     $920.1     $850.2    $1176.7    $442.7       $659.5
                                             ======     ======     ======     ======    =======    ======       ======
L) Ratio of earnings to fixed charges          1.83                  1.38       1.27       1.42      2.77
                                               ====                  ====       ====       ====      ====

M) Deficiency in earnings necessary
   to cover fixed charges                               $(72.0)                                                $(407.5)
                                                        ======                                                 =======
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